Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 27, 2025

NOTICE IS HEREBY GIVEN that the Special General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on February 27, 2025 at 4:00 p.m. Israel time at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.	Approval of a revised Compensation Policy for a period of three years, commencing on the date of approval by the shareholders at the Meeting.

2.
Subject to the approval of proposal 3, approval of the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board for an additional period of three years, commencing on the date of approval by the shareholders at the Meeting.

3.
Subject to the approval of proposal 2, approval of the appointment of Mr. Joseph Williger, Mr. Zwi Williger's brother, as the Company's CEO for an additional period of three years, commencing on the date of approval by the shareholders at the Meeting.

4.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board (proposal 2), approval of an amendment to the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2025.

5.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Joseph Williger, a controlling shareholder, as the Company’s CEO (proposal 3), approval of an amendment to the terms of office of Mr. Joseph Williger, commencing on January 1, 2025.

6.
Approval of the terms of office of Mrs. Dana Williger Schutz, daughter of Mr. Joseph Williger, as the Company's head of marketing, commencing on the date of approval by the shareholders at the Meeting.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors in accordance with the provisions of section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until Wednesday, January 29, 2025. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Tuesday, January 21, 2025, (the “Record Date”), are entitled to participate and to vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than February 25, 2025 at 4:00 p.m., Israel time), to the offices of the Company or to the offices of the Company's transfer agent, Equiniti Trust Company LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than February 25, 2025 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors
Zvi Williger
Chairman of the Board of Directors

Yavne, Israel, January 21, 2025